Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: June 21, 2021

THE CORNERSTONE OF NEXT GENERATION MOBILITY

Disclaimer 2 This presentation (the "presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between REE Automotive Ltd. ("REE") and 10X Capital Venture Acquisition Corp ("10X") and related transactions (the "Transaction") and for no other purpose. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate the Transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by 10X or REE or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between 10X and REE and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. 10X and REE disclaim any duty to update the information contained in this presentation. Viewers of this presentation should each make their own evaluation of REE, 10X and the Transaction and of the adequacy of the information con tai ned herein and should make such other investigations as they deem necessary. Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. 10X’s and REE’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, 10X’s and REE’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside 10X’s and REE’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks related to REE’s projected financial information, including the extent to which projections of revenues and unit sales will reflect actual results in the future, the extent to which REE can actualize the value proposition of the REE products including, but not limited to, cost efficiencies related to its business model with limited capital expenditure requirements and projected total cost of ownership, and the availability of mission - specific vehicles that maximize cabin and storage space on a smaller overall footprint, and other factors described in and related to the risk factor “REE’s projected financial information relies in large part upon internally developed assumptions and analyses, that if proven incorrect could result in significantly lower actual results”, which is included in the registration statement on Form F - 4 filed by REE with the SEC; the outcome of any legal proceedings that may be instituted against 10X or REE following the announcement of the Transaction; the inability to complete the Transaction, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the stockholders of 10X; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the Transaction; the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; costs related to the Transaction; changes in the applicable laws or regulations; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the impact of the global COVID - 19 pandemic; and other risks and uncertainties indicated from time to time described in 10X's registration on Form S - 1, the proxy statement and registration statement relating to the Transaction, including those under “Risk Factors” therein, and in 10X and REE’s other filings with the SEC. 10X and REE caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made. Neither 10X nor REE undertakes or accepts any obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer (Cont’d) 3 . Industry and Market Data In this presentation, 10X and REE rely on and refer to publicly available information and statistics regarding market participants in the sectors in which REE competes and other industry data. Any comparison of REE to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to REE. REE obtained this information and statistics from third - party sources, including reports by market research firms and company filings. While REE believes such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither REE nor 10X has independently verified the information provided by the third - party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the propert y o f their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but 10X and REE will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F - 4 that includes a proxy statement of 10X in connection with 10X’s solicitation of proxies for the vote by 10X’s shareholders with respect to the Transaction and other matters as may be described in the registration statement. REE and 10X also plan to file other documents with the SEC regarding the Transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X’s website https:// www.10xspac.com/. Participants in the Solicitations REE, 10X and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X’s shareholders in connection with the proposed transaction. You can find more information about 10X’s directors and executive officers in 10X’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Disclaimer (Cont’d) 4 . Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of REE for the periods presented. An audit of these financial statements is in process. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement to be filed with the SEC by 10X in connection with the Transaction. Use of Projections This presentation also contains certain financial forecasts. Neither 10X’s nor REE’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of 10X’s or REE’s control. Additionally, the projections are based on current platform designs and if new platform designs are developed and/or implemented there is no assurance that the projections presented herein will be applicable. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Use of Non - GAAP Financial Measures This presentation includes non - GAAP financial measures, such as Adjusted EBITDA, revenues, Capex and Free Cash Flow. Adjusted EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization. Free Cash Flow is defined as cash flow from operations minus capital expenditures.10X and REE believe that these non - GAAP measures are useful to investors for two principal reasons: 1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; and 2) these measures are used by REE’s management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of REE and the combined company to its competition. 10X and REE believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. A reconciliation of the forward looking non - GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, REE is unable to predict with reasonable certainty the amount or timing of non - GAAP adjustments that are used to calculate these forward - looking non - GAAP financial measures. The non - GAAP financial measures included in this presentation may not be comparable to similarly - titled measures presented by other companies.

5 REE’s Vision We strive to be the cornerstone on top of which mobility players can build their dreams of future services, unbound by legacy thinking, as we carry the next generation of electric and autonomous vehicles on a truly modular and scalable platform

REE's Value Proposition – Beyond EVs

Modularity
Complete Freedom of Design

Future-proof - Agnostic to vehicle dimensions, payload, power source and driver. Upgradeable functionality over time.

Industry's flattest platform enables much more room for passengers, cargo and batteries (longer ranges for fewer routes)

Customized body design, performance, ADAS level, functionality and service layers for mission-specific applications

Product Technology
Maximum Function & Operational Efficiencies

Single Wheel XBW technology - Proprietary technology meshing e-motors, steering, braking, suspension and control components into one complete system controlled by a network of ECUs

Low TCO[1] - Highest volumetric efficiency, lower maintenance costs, robust designs, and longer lifecycles via upgradeable corners and bodies

Design for Serviceability - Quick corner swap capabilities enable low MTTR and minimal spare part inventories due to maximum common components

Execution
Speed to Market While Mitigating Risks

Horizontal player for maximum speed to market, for minimum investment, and with superior variable cost structures

CapEx-light integration strategy - minimal capital investments, simplified processes, multiple global locations for optimal global footprint

Extensive network **of global partners** - including leading automotive suppliers, for reduced risk associated with new technology

(1) Assumes 36,500 km in operation per year for a 10 years period Total Cost of Ownership includes purchase price + energy cost + infrastructure cost + maintenance cost less residual value. Competitor data based on publicly available information and statistics regarding market participants in the sectors in which REE competes and analyzed by REE internal research team. Diesel vehicle compliant with Euro 6 standards

6

Only fully horizontal player 2 • The largest addressable market • Unified and complete full system solution • Can collaborate with a variety of market players R EE ' s C o r n e r s to n e S o l u t i o n 1 Horizontal Player for Maximum Addressable Market 7 (1) Based on publicly available information, based on US classifications (2) See slide : Unique Technology & Go - To - Market Strategy Relative to New Mobility Players

(1) Based on REE’s average selling price and Frost & Sullivan Forecast (2) Based on Frost & Sullivan Forecast (3) These projections are for illustrative purposes only and should not be relied upon as being necessary indicative of future results R EE ’ s I nno v a t i ve P l a t f o r m S e r v e s $70 0 B n 1 + T o t a l Ad d r e ss a b l e M a r k e t ( T A M) Significant Growth Expected in Each of REE’s Target Opportunities 2 A u t ono m o u s Delivery: 4% Ligh t Co mm er c i a l Vehicles: 6% M i d Du ty C o mm e r c ia l Vehicles: 2% E - Shuttles and Robotaxi / MaaS: 28% 8 $700 Bn+ 1 Total Market O ppo r tu n i ty P a ss en g e r V ehi c l e s: 60% MD Truck / EV Bus TAM Breakdown 1 Scalable Modular Architecture Supports All Mission Specific EVs E - LCV / EV Shuttle Mid Mile Delivery Robo Taxi / PV Last Mile Delivery 3 . 1 4 . 4 6 . 4 9 . 3 1 3 . 1 1 5 . 3 1 9 . 1 2 9 . 3 24.3 3 4 . 7 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E Total EV TAM (Units in Million 1 s)

Go-to-Market Strategy

Brand Owners[1]

- Logistics
- Fleets
- Tech Companies
- Commercial Operators
- MaaS
- OEMs

$$$ →

Contract Manufacturers



Powered by ***REE***

$$ →

Tier 1
ePowertrain
Steering
Braking
Suspension

Tier 2
Battery & BMS
Power Electronics
Chassis
Silicon Chips

Additional Layers
Autonomy
DaaS
Maintenance
Aftersales

REE's collaborations with leading contract manufacturers will allow it to:

- Build full MEVs 'Powered by REE'
- Jointly Go-to-Market
- Utilize current relationships and sales channels

R3E | (1) TAM / Target Brand Owners

9

Technology Comparison

REE vs. Conventional EV Platforms

REEcorner™ EV Platforms



Conventional EV Platforms



REE's advantages

Modularity

Agnostic to vehicle parameters such as size, shape and weight

Serviceability

Superior TCO[1] enabled by REEcorner™ under an hour Corner to Corner replacements

Motor Placement

Positioned inboard as a fully sprung mass (unlike Hub Motors which increase unsprung mass)

Steering Technology

Proprietary Single Wheel Steer-by-Wire systems designed with available All Wheel Steer (AWS)

Braking Technology

Proprietary Single Wheel Brake-by-Wire system designed to enable better response time (TTL), full redundancies and higher performance

Power Source

Agnostic to power source (battery or fuel cell)

Autonomous Drive

REE technology designed to manage all vehicle dynamics functions, allowing for smoother and safer autonomous driving and faster time to market

R3E

(1) Assumes 36,500 km in operation per year for a 10 years period Total Cost of Ownership includes purchase price + energy cost + infrastructure cost + maintenance cost less residual value. Competitor data based on publicly available information and statistics regarding market participants in the sectors in which REE competes and analyzed by REE internal research team. Diesel vehicle compliant with Euro 6 standards

11

2 1 1 1 1 1 Class 2 & 7 $43 0 Bn Class 2 & 3 NA C l a s s 1 $5 1 B n 3 C l a s s 7 - 8 $70 Bn C l a s s 8 $9 4 B n C l a s s 2 $6 5 B n 3 20 , 0 0 0 1 ( $1 . 2 B n) 116 , 00 0 (NA) ( NA) 14,600 ( $10 . 2 B n) 1,500 ( ~$0 . 3 B n) 100,000 ( ~$ 5 B n) US, UK, Germany, Russia, Netherlands US US U S , E U US, Canada US # of Platforms 3 Cl a s s 1 - 6 $ 7 0 0 B n 4 260,000 2 ($5.1 Bn) by 2026 Israel, US, UK, Germany, Japan A d d r ess a b l e Market Pipeline Global Footprint Go - To - Market Partners Production Partners Unique Technology & Go - To - Market Strategy Relative to New Mobility Players #1 in all 6 categories 12 Source: Pitchbook, S&P Global Market Intelligence, Investor Presentations, Company Filings and Company Website. (1) Includes option to order additional 10,000 units. (2) Potential opportunities based on current agreements and advance pipeline, see slide: Strong and Diverse Customer Pipeline. (3) Primary market TAM. Canoo data from S - 1 filing in January 2021 and Lordstown data from investor presentation in January 2021. (4) Based on REE’s average selling price and Frost & Sullivan Forecast 2030E TAM.

U . S.A. 1 G e r m any 2 J a p an 3 R EE ’ s S t r a t e g i c I n t e g r a t i o n C en t e r P l a n 1 L a nd & B u il d i n g: 43% O t h e r : 23% $15 M Total Cost per IC 2 Globally Distributed Integration Centers 2021 - 2023 Planned Integration Centers 13 REE will assemble components at its integration centers, thus reducing Capex requirements Expect to have a network of 15 integration centers by 2026 with annual capacity of ~60 0 k un its $2 2 $2 6 $5 7 $12 6 $21 4 $33 5 2 0 2 1 2 0 2 2 2 0 2 3 2 0 2 4 2 0 2 5 2 0 2 6 Set - up of Integration Centers Tooling & Other Capex 4 0 8 0 16 0 28 0 44 0 60 0 Assembly & Testing: 2021 2022 2023 2024 2025 202 33% New Facilities 1 1 2 3 4 4 6 N e w C ap ac i t y E x i s t i n g C ap ac i t y Annual Capex Spend 2 ($ in Millions) Expected Integration Center Capacity (Units in Thousands) (1) Cost, timing and locations represent management expectation and are subject to change. These projections are for illustrative purposes only and actual outcomes may differ materially. (2) Includes Capex for machinery and tooling, R&D engineering centers, replacement and refurbishment, and other

Robust Projected Revenue Growth 1 14 Active Projects Highlights 0 . 3 2 . 7 5 . 7 1 0.4 2 0 2 3 2 0 2 4 2 0 2 5 2 0 2 6 Autonomous Delivery Light Commercial Vehicles Delivery Vans and Trucks Mid Duty Commercial Vehicles Mobility as a Service (MaaS) • $19Bn+ total cumulative revenue by 2026 1 – Multiple signed strategic collaborations support $5.1Bn of total projected cumulative revenue by 2026, or 27% of total projected revenues – $14.0Bn in Advanced Pipeline stage by 2026 • Partners include leaders in EV and autonomous driving across Automotive, Logistics, and Mobility / Tech Total Pipeline Revenue by Segments ($ in Billions) S e gmen t S t r a t eg ic Advanced Total # of Autonomous Delivery collaborations Pipeline 2 Programs 2 Light Commercial Vehicles 2 3 5 Delivery Vans and Trucks 1 3 4 Mid Duty Commercial Vehicles 1 1 Mobility - as - a - Service (MaaS) 2 2 4 Total 6 10 16 • Strategic collaborations : • Business Alliance with Hino (a Toyota company) • Strategic collaboration agreement with Magna • Strategic development agreement with Navya on autonomous vehicles • MOU with Mahindra • Co - operation and supply agreement with MaaS provider • MOU with global logistic company Execution focus (1) Actual revenues may differ materially from projections . As referenced above, the Company’s “strategic collaborations” consist of MOUs and collaboration agreements . They may be modified or cancelled pursuant to their terms . “Advanced Pipeline” Reflects initial discussions with potential customers and initial revenue assumptions based on such programs . “Total number of programs” reflect both strategic collaborations and advanced pipeline to which REE has devoted its teams or certain company resources .

Attractive Margin and Free Cash Flow Profile 15 - Reductions in material and labor / overhead as production volume increases - Leverage partner manufacturing capabilities 30 7 (64) (124) (100) (137) 2021 2022 2023 2024 2025 2026 77 0 (0) 1 7 0 71 0 1,757 ( 2%) 6% 20% 31% 31% 3,247 20 21 2 02 2 2 0 2 3 2 02 4 (6) 27 5 90 4 20 26 1, 6 93 ( 2%) 10% 202 5 16% 16% (42) 202 1 ( 9 6) 2022 20 23 202 4 2 02 5 2 02 6 EBITDA ($ in Millions) FCF ($ in Millions) 1 Gross Profit ($ in Millions) Gross Margin (%) 26% EBITDA Margin (%) - Core technology has been already developed, limiting ongoing R&D expenditures - Significant operating leverage from SG&A - REE only needs to assemble components at its Integration Centers, reducing CapEx requirements - Cash flow positive by 2025 (1) These projections are for illustrative purposes only and actual outcomes may differ materially. Metrics that are considered non - GAAP financial measures are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures. For more information about non - GAAP financial measures, see slide 4. (2) FCF defined as EBITDA less Capex and Investment in Working Capital

Thank You

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website  https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to realize the goals and targets described in this presentation; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.